Exhibit 99.1

Qihoo 360 Reports Second Quarter 2012 Unaudited Financial Results

BEIJING, Aug. 21, 2012 — Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today reported its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter Financial Highlights(1)

•              Revenues were $72.8 million, representing an increase of 107.3% from $35.1 million in the second quarter of 2011.

•              Net income was $7.0 million, compared to $11.1 million in the second quarter of 2011.

•              Net income excluding share-based compensation (non-GAAP)(1) was $20.6 million, compared to $13.2 million in the second quarter of 2011.

•              Diluted earnings per ADS(2) (“EPADS”) were $0.06.

•              Diluted EPADS excluding share-based compensation (non-GAAP)(1) were $0.17.

Operating Metrics

•              Total monthly active users of Qihoo 360’s PC-based products and services reached a record 425 million in June 2012, compared to 378 million in June 2011(3).

•              User penetration of Qihoo 360’s PC-based products was 94% in June 2012, compared to 92% in June 2011(3).

•            Total smart phone users of Qihoo 360’s mobile security products and services reached approximately 120 million, representing approximately 70% of the smart phone security market in China(3)(4).

•            Monthly active users of Qihoo 360’s browsers were 272 million in June 2012, compared to 209 million in June 2011(3).

•            Average daily unique visitors to the 360 Personalized Start-up Page and its sub-pages were 83 million in the second quarter of 2012, compared to 42 million in the second quarter of 2011.

•            Average daily clicks on Qihoo360’s Personalized Start-up Page and its sub-pages were approximately 368 million in the second quarter of 2012, compared to 124 million in the second quarter of 2011.

(1) Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

(2) American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

(3) User and market penetration data is based on iResearch survey.

(4) Mobile security user data is also based on CCID survey.

“We are very pleased to report another strong quarter of triple-digit year-over-year growth in what continues to be a challenging macro environment,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “Monthly active users of our PC-based products and services grew to a record 425 million, covering 94% of the Chinese PC Internet population. While we maintain a leadership position in PC Internet, we are particularly pleased to have made significant progress in the fast growing mobile Internet market during the quarter. The number of smartphone users of our mobile security products already reached 120 million, representing almost 70% of the total market share, according to third party data. We believe our success has largely been driven by our Company-wide focus on product and technology innovation and customer satisfaction. Recently, we introduced our personalized recommendation and comprehensive search engine to the market to provide viable and friendly alternatives for users to access various web services and destinations. These initiatives are transformational to our business model in the long run. As a leader in China’s Internet industry, we have demonstrated strong capabilities to effectively execute our open platform strategy. We are confident that the products and services we launched earlier this year will substantially enhance our monetization capabilities in the coming quarters, despite the uncertainty in the Chinese economy,” concluded Mr. Zhou.

Mr. Xiangdong Qi, President of Qihoo 360, added, “Despite the ongoing macro headwinds in the second quarter, we are pleased to report that we achieved our revenue guidance and internal profitability targets. Our online advertising business delivered solid growth, supported by our continued robust user activity increases on our Personal Start-up Page. Web game operations continued to outpace the industry with a 189% year-over-year increase in revenue, despite seasonally slow trends across the industry. As we continue to deliver solid results in the near term, we have also allocated significant resources to make proactive investments in product and technology development, particularly in areas of mobile Internet, cloud based services, and search engine. We believe these initiatives will support long term, sustainable growth for our Company and drive long-term shareholder value.”

Second Quarter 2012 Results

Revenues

Revenues were $72.8 million, representing an increase of 107.3% from $35.1 million in the second quarter of 2011 and an increase of 5.0% from $69.3 million in the first quarter of 2012. The solid year-over-year increase in revenues was mainly due to strong performance in both online advertising and Internet value-added services, driven by continued robust user and traffic growth.

Online advertising revenues were $50.8 million, representing an increase of 89.9% from the same period last year and 11.9% from the prior quarter. The modest quarter-over-quarter growth primarily reflected the challenging macro environment and subdued advertising demand.

Internet value-added service revenues, which are mainly derived from web game operations, were $21.7 million, representing an increase of 167.2% from the same period last year and 3.5% from the prior quarter. The strong year-over-year growth was mainly driven by solid expansion of the Company’s web game paying user base. The relatively modest quarter-over-quarter growth was primarily due to the absence of fee-based Remote Technical Support service and somewhat soft seasonal trends across the web game industry.

Cost of Revenues

Cost of revenues was $6.6 million, compared with $3.7 million in the second quarter of 2011 and $7.6 million in the prior quarter. Gross margin was 90.9%, compared with 89.5% in the second quarter of 2011 and 89.0% in the prior quarter.

Operating Expenses

Operating expenses were $56.4 million, compared with $18.7 million in the second quarter of 2011 and $47.2 million in the first quarter of 2012. Operating expenses excluding share-based compensation (non-GAAP) were $42.7 million, compared with $16.6 million in the second quarter of 2011 and $35.5 million in the prior quarter. The year-over-year and quarter-over-quarter increases in non-GAAP operating expenses were mainly driven by continued expansion of the Company’s talent base and infrastructure build related to new service offerings.

Operating Income

Operating income was $9.9 million, compared with $12.8 million in the second quarter of 2011 and $14.4 million in the prior quarter.

Operating income excluding share-based compensation (non-GAAP) was $23.6 million, compared with $14.8 million in the second quarter 2011 and $26.1 million in the prior quarter.

Operating margin was 13.6%, compared with 36.3% in the second quarter of 2011 and 20.9% in the prior quarter.

Operating margin excluding share-based compensation (non-GAAP) was 32.4%, compared with 42.2% in the second quarter of 2011 and 37.7% in the prior quarter.

The year-over-year decline in non-GAAP operating margin was due to increased headcount and infrastructure costs as the Company introduced new products and services rapidly. The quarter-over-quarter decline in non-GAAP operating margin mainly reflected the lack of high-margin security project revenue and the absence of fee-based Remote Technical Support service in the second quarter.

Net Income

Net income was $7.0 million, compared with $11.1 million in the second quarter of 2011 and $14.1 million in the prior quarter.

Net income excluding share-based compensation (non-GAAP) was $20.6 million, compared with $13.2 million in the second quarter of 2011 and $25.7 million in the prior quarter.

Net Margin

Net margin was 9.6%, compared with 31.6% in the same period last year, and 20.3% in the prior quarter.

Net margin excluding share-based compensation (non-GAAP) was 28.4%, compared with 37.6% in the same period last year and 37.2% in the prior quarter.

The year-over-year decline in non-GAAP net margin was primarily due to increased headcount and infrastructure costs and foreign exchange losses. The quarter-over-quarter decline in non-GAAP net margin reflected the combined impact of foreign exchange losses, the lack of high-margin security project revenue, the absence of a divestiture gain, and termination of fee-based Remote Technical Support service in the second quarter.

Diluted Earnings per ADS

Diluted EPADS for the second quarter of 2012 were $0.06, and diluted EPADS for the second quarter of 2012 excluding share-based compensation (non-GAAP) were $0.17. Both GAAP and non-GAAP weighted average ADSs used in computing diluted EPADS were 122.3 million.

Cash Flows and Balance Sheet

Net cash provided by operations in the second quarter of 2012 was $18.1 million. As of June 30, 2012, the Company had cash and cash equivalents of $358.9 million.

Business Outlook

For the third quarter of 2012, the Company expects revenues to be between $81 million and $82 million, representing a year-over-year increase of 71% to 73%. These estimates reflect the Company’s current and preliminary views on its operations and macro environment, which are subject to possible material changes.

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 8:30 p.m. Eastern Time on August 21, 2012 (8:30 a.m. Beijing time on August 22, 2012).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004

US Toll / International Dial In:	+1 718-354-1231

Hong Kong Dial In:	+852-2475-0994

Passcode:	QIHU

A telephone replay of the call will be available after the conclusion of the conference call at 11:30 p.m. Eastern Time on August 21, 2012 through 5:30 p.m. Eastern Time on August 29, 2012. The dial-in details for the replay are:

International Dial In:	+1 718-354-1232

US Toll Free Dial In:	+1 866-214-5335

Passcode:	18517827

A live webcast of the conference call will be available on the investor relations section of Qihoo 360’s website at: http://corp.360.cn.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platforms.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the “Business Outlook” section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 19, 2012.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Brandi Floberg or Lee Roth

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31,	June 30,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	343,731	358,895
Trading securities	231	216
Accounts receivable (net of allowance for doubtful accounts of $68 and $148 as of December 31, 2011 and June 30, 2012, respectively)	16,741	25,760
Prepaid expenses and other current assets	12,808	16,268
Deferred tax assets — current	858	1,482
Total current assets	374,369	402,531
Property and equipment, net	16,665	31,564
Acquired intangible assets, net	7,854	7,237
Goodwill	4,580	4,538
Long-term investments	15,561	28,216
Other noncurrent assets	4,415	5,194
Deferred tax assets — noncurrent	514	373
TOTAL ASSETS	423,958	479,655
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $5,872 and $4,728 as of December 31, 2011 and June 30, 2012, respectively)	5,872	4,728
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $9,469 and $15,792 as of December 31, 2011 and June 30, 2012, respectively)	21,287	27,809
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $9,831 and $12,068 as of December 31, 2011 and June 30, 2012, respectively)	12,089	14,279
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $3,635 and $3,137 as of December 31, 2011 and June 30, 2012, respectively)	7,312	8,108
Total current liabilities	46,560	54,924
Deferred tax liabilities — noncurrent	507	473
Long-term payable (including long-term payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $ 286 and $283 as of December 31, 2011 and June 30, 2012, respectively)	286	283
Deferred income-noncurrent (including deferred income-noncurrent of the consolidated VIEs without recourse to Qihoo Technology Co. Ltd. of $ 1,589 and $2,309 as of December 31, 2011 and June 30, 2012, respectively)	5,113	5,208
TOTAL LIABILITIES	52,466	60,888
EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders’ equity	370,853	416,997
Noncontrolling interest	639	1,770
Total equity	371,492	418,767
TOTAL LIABILITIES AND EQUITY	423,958	479,655

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of operations

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended			Six Months Ended
	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2011	June 30, 2012
Revenues:
Internet services	34,897	69,152	72,751	57,503	141,903
Sales of third party anti-virus software	214	124	19	537	143
Total revenues	35,111	69,276	72,770	58,040	142,046
Cost of revenues:
Internet services	3,641	7,583	6,629	6,342	14,212
Sales of third party anti-virus software	58	29	8	147	37
Total cost of revenues	3,699	7,612	6,637	6,489	14,249
Subsidy income	11	7	135	134	142
Operating expenses:
Selling and marketing	3,183	11,854	13,799	27,642	25,653
General and administrative	3,533	7,629	7,681	6,731	15,310
Product development(a)	11,954	27,742	34,833	24,769	62,625
Total operating expenses	18,670	47,225	56,363	59,142	103,588

(Loss) income from operations	12,753	14,446	9,905	(7,457)	24,351
Interest income, net	355	1,512	1,846	522	3,358
Other income (expense)	61	334	82	59	416
Exchange gain (loss)	527	(99)	(1,920)	629	(2,019)
Change on fair value of trading securities	61	54	(68)	61	(14)
Gain on disposal of a subsidiary	—	3,566	1,460	—	5,026
(Loss) income before income tax expense and loss from equity method investment	13,757	19,813	11,305	(6,186)	31,118

Income tax expense	(2,925)	(5,043)	(3,400)	(4,386)	(8,443)
Loss from equity method investment	273	(680)	(878)	226	(1,558)

Net (loss) income	11,105	14,090	7,027	(10,346)	21,117

Less: Net loss (income) attributable to noncontrolling interest	5	(24)	(30)	11	(54)

Net (loss) income attributable to
Qihoo 360 Technology Co. Ltd.	11,110	14,066	6,997	(10,335)	21,063
Accretion of Series A convertible participating redeemable preferred shares	—	—	—	203	—
Accretion of Series B convertible participating redeemable preferred shares	—	—	—	313	—
Accretion of Series C convertible participating redeemable preferred shares	—	—	—	255	—
Net (loss) income attributable to ordinary shareholders	11,110	14,066	6,997	(11,106)	21,063
Net income per ordinary share - basic	0.06	0.08	0.04	(0.09)	0.12
Net income per ordinary share - diluted	0.06	0.08	0.04	(0.09)	0.12

Weighted average shares used in calculating net income per ordinary share- basic (in millions)	176	176	176	122	176
Weighted average shares used in calculating net income per ordinary share- diluted (in millions)	176	182	183	122	183

(a)From Q3 2011, the Company changed the “Research and development expenses” to “Product development expenses” in the statements of operations. This is mainly because the business has been growing rapidly and along with the development of new products, the Company has devoted more resources in enhancing its existing products, by which the Company believes using “Product development expenses” will better reflect the nature of such expenses.

The Product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets.

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Three-months period ended
	June 30, 2011	June 30, 2012
Cash flows from operating activities:
Net income	11,105	7,027
Share-based compensation	2,079	13,647
Depreciation and amortization	783	3,034
(Gain) loss on equity method investment	(273)	878
Gain on disposal of a subsidiary	—	(1,460)
Unrealized holding (gain) loss on trading securities	(61)	68
Provision of allowance for doubtful accounts	35	—
Changes in operating assets and liabilities	3,188	(5,049)
Net cash provided by operating activities	16,856	18,145
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(2,964)	(14,652)
Payment for the purchase of other assets	(369)	—
Consideration paid in connection with business acquisition	(1,465)	(185)
Payment for trading securities and long-term investments	(450)	(9,018)
Proceeds from sale of a cost-method investment	—	1,500
Dividends received from an investee	—	313
Net cash used in investing activities	(5,248)	(22,042)

Proceeds from initial public offering (net of cost)	233,282	—
Proceeds from exercise of stock option	—	514
Net cash (used in) provided by financing activities	233,282	514

Effect of exchange rate changes	576	(986)
INCREASE IN CASH	245,466	(4,369)
CASH, BEGINNING OF PERIOD	63,456	363,264
CASH, END OF PERIOD	308,922	358,895

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended June 30, 2011			Three Months Ended March 31, 2012			Three Months Ended June 30, 2012
	GAAP	Adjustment(b)	Non- GAAP	GAAP	Adjustment(b)	Non- GAAP	GAAP	Adjustment(b)	Non-GAAP

Operating expenses	$18,670	$(2,077)	$16,593	$47,225	$(11,679)	$35,546	$56,363	$(13,647)	$42,716

Income from operations	$12,753	$2,079	$14,832	$14,446	$11,683	$26,129	$9,905	$13,647	$23,552
Operating margin	36.3%		42.2%	20.9%		37.7%	13.6%		32.4%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$11,110	$2,079	$13,189	$14,066	$11,683	$25,749	$6,997	$13,647	$20,644
Net margin	31.6%		37.6%	20.3%		37.2%	9.6%		28.4%
Diluted earnings per ADS(C)	$0.09		$0.11	$0.12		$0.21	$0.06		$0.17

	Six Months Ended June 30, 2011			Six Months Ended June 30, 2012
	GAAP	Adjustment(b)	Non-GAAP	GAAP	Adjustment(b)	Non-GAAP

Operating expenses	$59,142	$(30,113)	$29,029	$103,588	$(25,326)	$78,262

(Loss) income from operations	$(7,457)	$30,118	$22,661	$24,351	$25,330	$49,681
Operating margin	(12.8)%		39.0%	17.1%		35.0%

Net (loss) income attributable to Qihoo 360 Technology Co. Ltd.	$(11,106)	$30,118	$19,012	$21,063	$25,330	$46,393
Net margin	(19.1)%		32.8%	14.8%		32.7%
Diluted (loss) earnings per ADS(c)	$(0.14)		$0.17	$0.17		$0.38

(b) Adjustment to exclude the share-based compensation expense of each period.

(c) 1 ADS = 1.5 Ordinary Shares.